Exhibit 12.1

STATEMENT RE COMPUTATION OF RATIOS

PROSPERITY BANCSHARES, INC.

Computation of Consolidated Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	Years Ended December 31,
	2008		2007		2006		2005		2004
Income before taxes	$126,436		$125,755		$93,954		$71,481		$52,451
Interest expense, including deposits	120,149		140,173		93,594		51,226		29,789
Estimated interest component of net rental expense(1)	1,571		1,304		1,133		1,000		600

Earnings, including deposits	$248,156		$267,232		$188,681		$123,707		$82,840

Interest expense, including deposits	$120,149		$140,173		$93,594		$51,226		$29,789
Estimated interest component of net rental expense(1)	1,571		1,304		1,133		1,000		600

Fixed charges, including deposits	$121,720		$141,477		$94,727		$52,226		$30,389

Consolidated ratio of earnings to fixed charges including deposits	2.04	x	1.89	x	1.99	x	2.37	x	2.73	x

Income before taxes	$126,436		$125,755		$93,954		$71,481		$52,451
Interest expense, excluding deposits	12,457		17,491		12,652		7,583		5,203
Estimated interest component of net rental expense(1)	1,571		1,304		1,133		1,000		600

Earnings, excluding deposits	$140,464		$144,550		$107,739		$80,064		$58,254

Interest expense, excluding deposits	$12,457		$17,491		$12,652		$7,583		$5,203
Estimated interest component of net rental expense(1)	1,571		1,304		1,133		1,000		600

Fixed charges, including deposits	$14,028		$18,795		$13,785		$8,583		$5,803

Consolidated ratio of earnings to fixed charges excluding deposits	10.01	x	7.69	x	7.82	x	9.33	x	10.04	x

(1)	Equal to one-third of lease expense for operating leases, which total lease expense for operating leases was (dollars in thousands) $4,714, $3,911, $3,400, $3,000 and $1,800 for the years ended December 31, 2008, 2007, 2006, 2005 and 2004, respectively.